FILED PURSUANT TO
RULE 424(B)(3)
FILE NO: 333-108780
HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 33 DATED FEBRUARY 3, 2006
TO THE PROSPECTUS DATED JUNE 18, 2004
      This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Hines Real Estate Investment Trust, Inc. dated June 18, 2004 (the “Prospectus”), Supplement No. 12 to the Prospectus, dated April 22, 2005, Supplement No. 14 to the Prospectus, dated May 19, 2005, Supplement No. 20 to the Prospectus, dated August 22, 2005, Supplement No. 28 to the Prospectus, dated November 22, 2005, Supplement No. 29 to the Prospectus, dated November 30, 2005, Supplement No. 30 to the Prospectus, dated December 22, 2005, Supplement No. 31 to the Prospectus, dated January 18, 2006 and Supplement No. 32 to the Prospectus, dated January 31, 2006. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as set forth in the Prospectus.
      The purposes of this Supplement are as follows:

•	to provide an update on the status of our public offering;

•	to describe the acquisition of an office complex located in Miami, Florida; and

•	to describe the acquisition of an approximate 80% interest in an office property located in Seattle, Washington by the Core Fund.
Status of the Offering
      As of February 1, 2006, we had received gross offering proceeds of approximately $250.7 million from the sale of 25,306,730 of our common shares, including approximately $2.1 million of gross proceeds related to the sale of 222,842 common shares pursuant to our dividend reinvestment plan. As of February 1, 2006, 175,099,218 common shares remained available for sale to the public pursuant to the offering, exclusive of 19,777,158 common shares available under our dividend reinvestment plan.
Acquisition of Airport Corporate Center by the Operating Partnership
      On January 31, 2006, a wholly-owned subsidiary of the Operating Partnership acquired Airport Corporate Center, a 45-acre office park located in the Airport West/ Doral submarket of Miami, Florida. The seller, Miami RPFIV Airport Corporate Center Associates Limited Liability Company, is unaffiliated with Hines REIT, Hines or any of their affiliates. The aggregate purchase price of Airport Corporate Center was approximately $159.4 million, including transaction costs and financing fees, which was funded by the assumption of an existing $91.0 million mortgage loan and with proceeds from our existing credit facility with KeyBank National Association. The mortgage debt is more fully described below. The purchase price for this acquisition was determined through negotiations between the seller and our Advisor. As a result of this acquisition, we owe our Advisor cash acquisition fees totaling approximately $784,000. The interest in the Operating Partnership represented by the Participation Interest will likewise increase as a result of this acquisition.
      Hines will serve as property manager for Airport Corporate Center. Under the terms of the property management agreement, the entity formed to acquire and hold Airport Corporate Center will be required to pay Hines a property management fee equal to the lesser of 2.5% of the annual gross revenues received from the property or the amount of property management fees recoverable from tenants of the property under their leases. This entity will also be required to pay a leasing fee of 1.5% of gross revenues payable over the term of each executed lease including any lease renewal, extension, expansion or similar event and certain construction management and re-development construction management fees, in the event Hines renders such services.
      We currently have no plans for material renovations or other capital improvements at the property and we believe the property is suitable for its intended purpose and adequately covered by insurance. The cost of Airport Corporate Center (excluding the cost attributable to land) will be depreciated for tax purposes over a

40-year period on a straight-line basis. We believe the property offers several competitive advantages, including its location on the western edge of Miami International Airport in close proximity to the Palmetto Expressway and a strong amenity base.
      Airport Corporate Center consists of 11 buildings constructed between 1982 and 1996 and a 5.46-acre land development site. The buildings have an aggregate of approximately 1,018,477 square feet of rentable area and are approximately 95% leased. A subsidiary of Norwegian Cruise Lines leases approximately 179,853 square feet, or approximately 18% of the property’s rentable area. This lease expires in January 2009. No other tenant leases more than 10% of the rentable area. The balance of Airport Corporate Center is occupied by 102 office, 17 flex space and two retail tenants. The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the property during the past five years ended December 31:

		Average Effective
	Weighted	Annual Gross
	Average	Rent per Leased
Year	Occupancy	Sq. Ft.(1)

2001	78.8%	$15.51
2002	75.9%	$17.14
2003	78.4%	$17.99
2004	82.0%	$17.29
2005	89.9%	$17.95

(1)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s accrual-basis total rent revenue (excluding operating expense recoveries in excess of each tenant’s base year component), by the weighted average square footage under lease during such year.
      The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2006 through 2015 for Airport Corporate Center. The table shows the approximate leasable square feet represented by the applicable lease expirations:

		Gross Leasable Area

	Number of	Approximate	Percent of Total
Year	Leases	Square Feet	Leasable Area

2006	38	137,514	13.5%
2007	27	264,669	26.0%
2008	20	132,631	13.0%
2009	15	281,146	27.6%
2010	14	73,034	7.2%
2011	5	50,119	4.9%
2012	—	—	—
2013	1	11,370	1.1%
2014	1	4,746	0.5%
2015	1	12,152	1.2%
Description of Debt Related to the Acquisition of Airport Corporate Center
      In connection with the acquisition of Airport Corporate Center, on January 31, 2006 a wholly-owned subsidiary of the Operating Partnership assumed a mortgage agreement with Wells Fargo Bank, N.A., as trustee for the registered holders of certain commercial mortgage pass-through certificates, in the principal amount of approximately $91.0 million. The loan bears interest at a fixed rate of 4.775% per annum, matures and becomes payable on March 11, 2009 and is secured by Airport Corporate Center. The mortgage agreement contains customary events of default, with corresponding grace periods, including, without limitation, payment defaults, cross-defaults to other agreements and bankruptcy-related defaults, and customary covenants, including limitations on the incurrence of debt and granting of liens and the maintenance of certain financial ratios. The Operating Partnership has executed a customary recourse carve-out guaranty of certain obligations under the mortgage agreement and the other loan documents.
Acquisition of 720 Olive Way by the Core Fund
      On January 31, 2006, an indirect subsidiary of the Core Fund acquired an approximate 80% interest in 720 Olive Way, an office building located in Seattle, Washington. The seller, WXIII/ SCV Real Estate, LP, is unaffiliated with Hines REIT, Hines or any of their affiliates. The aggregate purchase price of the interest in 720 Olive Way was approximately $84.7 million, including transaction costs, financing fees and working capital reserves, which was funded by proceeds from an existing credit facility held by a subsidiary of the Core Fund, capital contributions from the Institutional Co-Investors and a $42.4 million mortgage loan obtained in connection with the acquisition. The purchase price for this property was determined through negotiations between the seller and the advisor to the Core Fund. Hines REIT paid no fees or compensation to the Core Fund, its managing general partner or advisor in connection with the acquisition of 720 Olive Way. In connection with this acquisition, the Core Fund’s management expects third-party investors in the Core Fund will pay an affiliate of Hines advising the Core Fund acquisition fees totaling no more than $490,000. The Core Fund has retained Hines to serve as property manager for 720 Olive Way. The Core Fund now indirectly holds interests in a portfolio of eleven office properties.
      The Core Fund’s management currently has no plans for material renovations or other capital improvements at the property and it believes the property is suitable for its intended purpose and adequately covered by insurance. The cost of 720 Olive Way (excluding the cost attributable to land) will be depreciated for tax purposes over a 40-year period on a straight-line basis. We believe the property offers several competitive advantages, including superior access to the freeway infrastructure and public transportation and close proximity to Seattle’s retail core, federal courthouse and primary medical district.
      720 Olive Way consists of a 20-story office building and an attached parking structure that were constructed in 1981 and substantially renovated in 1997. The building has an aggregate of approximately 287,000 square feet of rentable area and is approximately 80% leased. Community Health Plan of Washington, one of the state’s largest health programs, leases approximately 46,681 square feet, or approximately 16% of the property’s rentable area. This lease expires in 2009. No other tenant leases more than 10% of the rentable area. The balance of 720 Olive Way is occupied by 28 office and seven retail tenants. The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the property during the past five years ended December 31:

		Average Effective
	Weighted	Annual Gross
	Average	Rent per Leased
Year	Occupancy	Sq. Ft.(1)

2001	91%	$26.06
2002	83%	$28.35
2003	78%	$29.19
2004	65%	$27.04
2005	75%	$25.40

(1)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s accrual-basis total rent revenue (excluding operating expense recoveries in excess of each tenant’s base year component), by the weighted average square footage under lease during such year.

      The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2006 through 2015 for 720 Olive Way. The table shows the approximate leasable square feet represented by the applicable lease expirations:

		Gross Leasable Area

	Number of	Approximate	Percent of Total
Year	Leases	Square Feet	Leasable Area

2006	6	16,525	5.7%
2007	12	42,004	14.6%
2008	7	16,086	5.6%
2009	6	85,708	29.9%
2010	6	37,873	13.2%
2011	1	14,741	5.1%
2012	1	14,741	5.1%
2013	—	—	—
2014	—	—	—
2015	—	—	—
Description of Debt Related to the Acquisition of 720 Olive Way
      In connection with the acquisition of 720 Olive Way, on January 31, 2006 an indirect subsidiary of the Core Fund entered into a mortgage agreement with The Prudential Insurance Company of America in the principal amount of $42.4 million. The loan bears interest at a fixed rate of 5.32% per annum, has a ten year term and is secured by 720 Olive Way. The mortgage agreement contains customary events of default, with corresponding grace periods, including, without limitation, payment defaults, cross-defaults to other agreements and bankruptcy-related defaults, and customary covenants, including limitations on the incurrence of debt and granting of liens and the maintenance of certain financial ratios. This loan is not recourse to the Core Fund or to the Company.